    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 12, 1999


                                                      REGISTRATION NO. 333-63499
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                               TMP WORLDWIDE INC.
             (Exact name of registrant as specified in its charter)

                           DELAWARE                                                       13-3906555
               (State or other jurisdiction of                             (I.R.S. Employer Identification Number)
                incorporation or organization)

                           --------------------------

                                 1633 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 977-4200

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                               ANDREW J. MCKELVEY
                         CHAIRMAN OF THE BOARD AND CEO
                               TMP WORLDWIDE INC.
                                 1633 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 977-4200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                         ------------------------------

Copies of all communications, including all communications sent to the agent for service, should be sent to:

                               GREGG BERMAN, ESQ.
                          FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                         PROPOSED MAXIMUM    PROPOSED MAXIMUM
                 TITLE OF SHARES                       AMOUNT TO BE      AGGREGATE PRICE        AGGREGATE           AMOUNT OF
                 TO BE REGISTERED                       REGISTERED         PER UNIT (1)       OFFERING PRICE     REGISTRATION FEE
Common Stock, $.001 par value per share                 1,853,868             $29.99           $55,597,501        $16,401.26(2)

(1) The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is $29.99, the average of the high and low prices of the Common Stock of TMP Worldwide Inc. as reported by The Nasdaq Stock Market on September 11, 1998.

(2) Previously paid.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 12, 1999


                               TMP WORLDWIDE INC.
                        1,853,868 Shares of Common Stock

                            ------------------------


    This Prospectus relates to (A) the resale of 150,000 shares of Common Stock, $.001 par value per share (the "Common Stock"), of TMP Worldwide Inc. ("TMP" or the "Company") from time to time for the account of Gary Knisely ("Knisely") and
(B)(i) the resale of 44,839 shares of Common Stock from time to time for the account of Pierre Aussure, (ii) the resale of 51,244 shares of Common Stock from time to time for the account of Gerhard Bartels, (iii) the resale of 6,405 shares of Common Stock from time to time for the account of David Kenneth Bray,
(iv) the resale of 35,230 shares of Common Stock from time to time for the account of The TASA Ltd. Self Administered Pension Plan F/B/O David Kenneth Bray, (v) the resale of 9,608 shares of Common Stock from time to time for the account of Charles Marie Brusselmans, (vi) the resale of 12,811 shares of Common Stock from time to time for the account of Neil Campbell Callie, (vii) the resale of 3,202 shares of Common Stock from time to time for the account of Remtor Nominees Pty. Ltd. F/B/O Trevor Morton Clark, (viii) the resale of 9,608 shares of Common Stock from time to time for the account of Jo Carol Conover,
(ix) the resale of 64,056 shares of Common Stock from time to time for the account of Manuel Gutierrez Cortines, (x) the resale of 32,028 shares of Common Stock from time to time for the account of Edgar S.K. Dammroff, (xi) the resale of 48,042 shares of Common Stock from time to time for the account of Victor Carlos Dana, (xii) the resale of 38,433 shares of Common Stock from time to time for the account of The TASA Ltd. Self Administered Pension Plan F/B/O Fiona Mary Hilton Darby, (xiii) the resale of 51,244 shares of Common Stock from time to time for the account of The DeKesel Family 1998 Trust, (xiv) the resale of 41,636 shares of Common Stock from time to time for the account of James P. Demchak, (xv) the resale of 6,405 shares of Common Stock from time to time for the account of Trevor M. Dunn, (xvi) the resale of 32,028 shares of Common Stock from time to time for the account of Luis Escudero Ygartua, (xvii) the resale of 54,447 shares of Common Stock from time to time for the account of Joaquim Espriu Malagelada, (xviii) the resale of 25,622 shares of Common Stock from time to time for the account of Juan Manuel Farias Gutierrez, (xix) the resale of 41,636 shares of Common Stock from time to time for the account of The TASA Ltd. Self Administered Pension Plan F/B/O Patrick John Michael Fearon, (xx) the resale of 3,202 shares of Common Stock from time to time for the account of Richard L. Fleming, (xxi) the resale of 44,839 shares of Common Stock from time to time for the account of Michael Franzino, (xxii) the resale of 54,447 shares of Common Stock from time to time for the account of Vito Gioia, (xxiii) the resale of 41,636 shares of Common Stock from time to time for the account of Duane R. Goar, (xxiv) the resale of 6,405 shares of Common Stock from time to time for the account of Frans Jacob Gosses, (xxv) the resale of 9,608 shares of Common Stock from time to time for the account of Christian A.F. Groh, (xxvi) the resale of 9,608 shares of Common Stock from time to time for the account of Luminoz Staff Superannuation Fund F/B/O R. Neil Hatherly, (xxvii) the resale of 19,216 shares of Common Stock from time to time for the account of RJ & SG Ingersoll Superannuation Fund F/B/O Russel J. Ingersoll, (xxviii) the resale of 16,014 shares of Common Stock from time to time for the account of Phoenix Holdings Pty. Ltd. F/B/O Russel J. Ingersoll, (xxix) the resale of 64,056 shares of Common Stock from time to time for the account of Klaus Jacobs, (xxx) the resale of 41,636 shares of Common Stock from time to time for the account of Thomas R. Keller, (xxxi) the resale of 9,608 shares of Common Stock from time to time for the account of Dag Einhard Kremer-Nehring, (xxxii) the resale of 6,405 shares of Common Stock from time to time for the account of Michel LeGuillou, (xxxiii) the resale of 16,014 shares of Common Stock from time to time for the account of Harvey D. Letcher, (xxxiv) the resale of 12,811 shares of Common Stock from time to time for the account of Claudia K. Liebesny, (xxxv) the resale of 35,230 shares of Common Stock from time to time for the account of David W.H. Lowry, (xxxvi) the resale of 64,056 shares of Common Stock from time to time for the account of Peter Magnet, (xxxvii) the resale of 9,608 shares of Common Stock from time to time for the account of Bernhard Mahlo, (xxxviii) the resale of 32,028 shares of Common Stock from time to time for the account of Warren L. McGregor, (xxxix) the resale of 70,461 shares of Common Stock from time to time for the account of John McLaughlin, (xl) the resale of 16,014 shares of Common Stock from time to time for the account of Massimo Misticoni,
(xli) the resale of 6,405 shares of Common Stock from time to time for the account of Maria Elena Quijada Cordero, (xlii) the resale of 6,405 shares of Common Stock from time to time for the account of Terteducon Pty. Ltd. F/B/O Gregor A. Ramsey, (xliii) the resale of 76,867 shares of Common Stock from time to time for the account of Reinhard Fritz Rijke, (xliv) the resale of 32,028 shares of Common Stock from time to time for the account of Herbert Schmaderer,
(xlv) the resale of 41,636 shares of Common Stock from time to time for the account of The TASA Ltd. Self Administered Pension Plan F/B/O Andrew R.F. Simpson, (xlvi) the resale of 64,056 shares of Common Stock from time to time for the account of Michael T.D. Squires, (xlvii) the resale of 51,244 shares of Common Stock from time to time for the account of Yarramay Pty Ltd., (xlviii) the resale of 32,028 shares of Common Stock from time to time for the account of Hans Uher, (xlix) the resale of 12,811 shares of Common Stock from time to time for the account of Van Es Superannuation Fund, (l) the resale of 19,216 shares of Common Stock from time to time for the account of Strathwood Unit Trust F/B/O Alan R. Van Es, (li) the resale of 12,811 shares of Common Stock from time to time for the account of Victoriano Vila Vilar, (lii) the resale of 9,608 shares of Common Stock from time to time for the account of Robert Bruce Whaley, (liii) the resale of 6,405 shares of Common Stock from time to time for the account of Jeffery C. Wierichs, (liv) the resale of 57,650 shares of Common Stock from time to time for the account of Gabriele D.E. Willner-Lange, (lv) the resale of 57,650 shares of Common Stock from time to time for the account of Andrea M. Wine, (lvi) the resale of 16,014 shares of Common Stock from time to time for the account of J. Herbert Wise, and (lvii) the resale of 9,608 shares of Common Stock from time to time for the account of Heinz Henning Witt (collectively, the "TASA Stockholders" and together with Knisely the "Selling Stockholders"). The Common Stock offered hereby by Knisely was issued to Knisely by the Company on May 6, 1998 pursuant to a private placement in connection with the acquisition by the Company of all the outstanding capital stock of Johnson, Smith & Knisely, Inc. The Common Stock offered hereby by the TASA Stockholders was issued to the TASA Stockholders by the Company on August 31, 1998 pursuant to a private placement in connection with the acquisition by the Company of all the outstanding capital stock of TASA Holding AG. See "Recent Developments." The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders.


                                                        (CONTINUED ON NEXT PAGE)

                         ------------------------------


                    SEE "RISK FACTORS" BEGINNING ON PAGE 10
       FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED
         BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------


                The date of this Prospectus is January   , 1999

(CONTINUED FROM PREVIOUS PAGE)

    The distribution of the Common Stock by the Selling Stockholders (and their respective donees and pledgees) may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market (including the Nasdaq National Market) or any exchange on which the Common Stock may then be listed, in negotiated transactions, through the writing of options on shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders (and their respective donees and pledgees) may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or purchasers of shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Stockholders may also sell the shares of Common Stock pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), or may pledge shares as collateral for margin accounts and such shares could be resold pursuant to the terms of such accounts. The Selling Stockholders and any broker-dealers that act in connection with the sale of Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions received by them and any profit on the resale of the shares might be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Stock against certain liabilities, including liabilities arising under the Securities Act.


    The Common Stock trades on the Nasdaq National Market under the symbol "TWPW." On January 8, 1999, the closing sale price of the Common Stock was $41.00 per share.


    All expenses of the registration of securities covered by this Prospectus are to be borne by the Company, except that the Selling Stockholders will pay underwriting discounts, selling commissions, and fees and the expenses, if any, of counsel or other advisers to the Selling Stockholders.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR A SUPPLEMENT TO THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. NEITHER THIS PROSPECTUS NOR ANY SUPPLEMENT TO THIS PROSPECTUS CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR A SUPPLEMENT TO THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS


                                                                                                              PAGE
                                                                                                            ---------
Available Information.....................................................................................          3
Incorporation of Certain Documents by Reference...........................................................          4
The Company...............................................................................................          6
Recent Developments.......................................................................................          9
Risk Factors..............................................................................................         10
Unaudited Pro Forma Condensed Combined Financial Information..............................................         18
Use of Proceeds...........................................................................................         25
Dividend Policy...........................................................................................         25
Price Range of Common Stock...............................................................................         25
Selling Stockholders......................................................................................         26
Plan of Distribution......................................................................................         27
Legal Matters.............................................................................................         28
Experts...................................................................................................         29
Index to Consolidated Financial Statements................................................................        F-1


                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60661, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates. Copies of such information may also be inspected at the reading room of the library of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the Commission.

    This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement together with exhibits may be inspected at the offices of the Commission as indicated above without charge and copies thereof may be obtained therefrom upon payment of a prescribed fee.

    PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT. This Prospectus (including the documents incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to TMP that are based on the beliefs of the management of TMP, as well as assumptions made by and information currently available to the management of TMP. When used in this Prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of TMP with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including those discussed under "Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. TMP does not undertake any obligation to publicly release any revisions to these forward looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which are on file with the Commission (File No. 000-21571) pursuant to the Exchange Act are incorporated by reference and made a part hereof:


        (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.



        (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.



       (iii) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.



        (iv) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.



        (v) The Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1997.



        (vi) The Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998.



       (vii) The Company's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1998.



      (viii) The Company's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1998.



        (ix) Management's Discussion and Analysis of Results of Operations and Financial Condition on pages 62 through 74, and the Financial Statements on pages F-11 through F-113, of the Company's Information Statement on Schedule 14C, dated January 6, 1999, file no. (0-21571).



        (x) The description of the Company's common stock contained in Item 1 of the Company's Registration Statement on Form 8-A, dated October 16, 1996.



        (xi) The Company's Current Report on Form 8-K, dated December 17, 1998, relating to the acquisition of Bonde & Schmah Media GmbH, a/k/a Bonde & Schmah Human Resources Services GmbH and PMM Management Consultants GmbH.



       (xii) The Company's Current Report on Form 8-K, dated December 7, 1998, relating to the acquisition of The Consulting Group (International) Limited.



      (xiii) The Company's Current Report on Form 8-K, dated August 31, 1998, relating to the acquisition of TASA Holding A.G.

       (xiv) The Company's Current Report on Form 8-K, dated April 28, 1998, relating to the acquisition of Fossler & Partner, M-Page and ConServe.


    All documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents or reports. The information relating to the Company in this Prospectus should be read together with the information in the documents incorporated by reference.

    Any statement contained in a document incorporated by reference herein, unless otherwise indicated therein, speaks as of the date of the document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus modifies or replaces such statement.

    The Company will furnish without charge to each person to whom this Prospectus is delivered, upon request, a copy of any or all of the documents described above, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests should be addressed to: TMP Worldwide Inc., 1633 Broadway, New York, New York 10019,
Attention: Myron F. Olesnyckyj, Esq., Vice President-General Counsel, (Tel. No.
(212) 977-4200). The Company furnishes its stockholders with an annual report containing audited financial statements. In addition, the Company may furnish such other reports as may be authorized, from time to time, by the Board of Directors.

                                  THE COMPANY


    AS USED IN THIS PROSPECTUS, "GROSS BILLINGS" REFERS TO BILLINGS FOR ADVERTISING PLACED IN TELEPHONE DIRECTORIES, NEWSPAPERS, NEW MEDIA AND OTHER MEDIA, AND ASSOCIATED FEES FOR RELATED SERVICES. WHILE GROSS BILLINGS ARE NOT INCLUDED IN THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS, THE TRENDS IN GROSS BILLINGS DIRECTLY IMPACT THE COMMISSIONS AND FEES EARNED BY THE COMPANY. THE COMPANY EARNS COMMISSIONS BASED ON A PERCENTAGE OF THE MEDIA ADVERTISING PURCHASED AT A RATE ESTABLISHED BY THE RELATED PUBLISHER, AND ASSOCIATED FEES FOR RELATED SERVICES. IN ADDITION, THE COMPANY EARNS FEES FOR THE PLACEMENT OF ADVERTISEMENTS ON THE INTERNET, INCLUDING ITS CAREER WEB SITES, AND THROUGH EXECUTIVE SEARCH SERVICES. EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION ("EBITDA") IS PRESENTED TO PROVIDE ADDITIONAL INFORMATION ABOUT THE COMPANY'S ABILITY TO MEET ITS FUTURE DEBT SERVICE, CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS AND IS ONE OF THE MEASURES WHICH DETERMINES THE COMPANY'S ABILITY TO BORROW UNDER ITS CREDIT FACILITY. EBITDA SHOULD NOT BE CONSIDERED IN ISOLATION OR AS A SUBSTITUTE FOR OPERATING ACTIVITIES AND OTHER INCOME OR CASH FLOW STATEMENT DATA PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES OR AS A MEASURE OF THE COMPANY'S PROFITABILITY OR LIQUIDITY. GROSS BILLINGS WITH RESPECT TO COMPANIES ACQUIRED BY THE COMPANY REFER TO THE COMPANY'S ESTIMATE OF THE ACQUIRED COMPANIES' ANNUAL GROSS BILLINGS.


    TMP Worldwide Inc. ("TMP" or the "Company") is a marketing services, communications, executive search and technology company that provides comprehensive, individually tailored advertising services, including development of creative content, media planning, production and placement of corporate advertising, market research, direct marketing, executive search and other ancillary services and products. The Company is one of the world's largest recruitment advertising agencies and the world's largest yellow page advertising agency as well as a leader in the use of the Internet for recruiting.


    The Company offers advertising programs to more than 17,000 clients, including more than 70 of the Fortune 100 and more than 400 of the Fortune 500 companies. The Company's growth strategy is to continue to pursue consolidation opportunities in its core advertising business and to leverage its client base and its approximately 2,420 sales, marketing and customer service personnel to expand its Internet-based businesses. For the year ended December 31, 1997, the Company's gross billings were $1.2 billion, commissions and fees were $310.6 million, net income was $10.4 million and EBITDA was $43.9 million.



    TMP is the world's largest yellow page advertising agency, generating approximately $457.5 million in yellow page gross billings for the year ended December 31, 1997. TMP is one of the world's largest recruitment advertising agencies, generating approximately $602.7 million in recruitment advertising gross billings for the same period. With approximately 30% of the national accounts segment of the U.S. yellow page advertising market, TMP is approximately three times larger than its nearest competitor, based on yellow page gross billings. A substantial part of the Company's growth in each of its targeted markets has been achieved through acquisitions. From January 1, 1993 through December 31, 1998, TMP completed 71 acquisitions including, in May 1998, the acquisition of all the outstanding capital stock of Johnson, Smith & Knisely, Inc. ("JSK"), the twelfth largest executive search firm in the United States, in August 1998, the acquisition of all the outstanding capital stock of TASA Holding A.G. ("TASA"), an international executive search firm and, in September 1998, the acquisition of all the outstanding capital stock of Stackig, Inc. ("Stackig"), a public relations firm. The Company believes additional acquisition opportunities exist, particularly in the recruitment advertising, executive search and Internet markets, and intends to continue its strategy of making acquisitions which relate to its core businesses.



    TMP has created innovative solutions to assist its clients in capitalizing on the growing awareness and acceptance of the Internet. For its recruitment advertising clients, TMP has developed interactive career sites which can be accessed by individuals seeking employment via the Internet on a global basis. The Company has several career sites, including The Monster
Board-Registered Trademark-, Online Career Center-SM- ("OCC"), Be the Boss-SM- and MedSearch-SM-, which as of December 31, 1998 collectively contain approximately 145,000 paid job listings and 1,000,000 resumes. In addition, in May 1998, the Company expanded its suite of online career products and services, adding new content and community with the acquisition of About Work (www.aboutwork.com) and the largest online internship database, with the acquisition of Student Center (www.studentcenter.com).

    YELLOW PAGE ADVERTISING. TMP develops yellow page marketing programs for national accounts, clients which sell products or services in multiple markets. The national segment of the yellow page advertising market was an approximately $1.7 billion market in the U.S. for the year ended December 31, 1997. The national yellow page market has grown each year since 1981. During the period of 1990 through 1997, the market grew at a compound annual growth rate of approximately 6.2%. Yellow page advertising is a complex process involving the creation of effective imagery and message and the development of media plans which evaluate approximately 7,000 yellow page directories of which TMP's larger accounts utilize over 2,000. Coordinating the placement of advertisements in this number of directories requires an extensive effort at the local level, and TMP's yellow page sales, marketing and customer service staff of approximately 680 people provides an important competitive advantage in marketing and executing yellow page advertising programs. TMP earns commissions from yellow page advertising paid by directory publishers which result in an effective commission rate to the Company of approximately 20% of yellow page gross billings.

    TMP takes a proactive approach to yellow page advertising by undertaking original research on the efficacy of the medium, in many cases quantifying the effectiveness of a given advertising campaign. The Company also has a rigorous quality assurance program designed to ensure client satisfaction. The Company believes that this program has enabled it to maintain a yellow page client retention rate, year to year, in excess of 90%.

    RECRUITMENT ADVERTISING. For the year ended December 31, 1997, total spending on advertisements globally in the recruitment classified advertisement section of newspapers was approximately $12 billion. While the recruitment advertising market has historically been cyclical, during the period of 1990 through 1997, the U.S. market grew at a compound annual growth rate of approximately 12%. In the U.S., the Company receives commissions generally equal to 15% of recruitment advertising gross billings. Outside of the U.S., where, collectively, the Company derives the majority of its recruitment advertising commissions and fees, TMP's commission rates for recruitment advertising vary, ranging from approximately 10% in Australia to 15% in Canada and the United Kingdom. The Company also earns fees from value-added services such as design, research and other creative and administrative services which resulted in aggregate commissions and fees equal to approximately 21% of recruitment advertising gross billings for the year ended December 31, 1997.

    The services provided by recruitment advertising agencies can be complex and range from the design and placement of classified advertisements to the creation of comprehensive image campaigns which internationally "brand" a client as a quality employer. Further, shortages of qualified employees in many industries, particularly in the technology area, have increased the need for recruitment advertising agencies to expand the breadth of their service offerings to effect national and sometimes global recruitment campaigns. For these reasons, the Company believes that over time, the proportion of overall recruitment advertising placed through recruitment advertising agencies will grow. Given the scale of its recruitment advertising operations and the scope of its service offerings, the Company believes it is well positioned to participate in this market growth.


    EXECUTIVE SEARCH. To expand the range of services it offers its recruitment advertising clients, the Company determined to enter the executive search field because recruitment advertising traditionally has not targeted the senior executive community. Accordingly, in May 1998, the Company acquired JSK, the twelfth largest executive search firm in the United States. This acquisition, coupled with the acquisition of TASA, provided the Company with 32 executive search offices in 17 countries.



    The TMP retained executive search process typically includes the following steps: (a) a TMP executive search consultant interviews the client in order to analyze the senior executive position that needs to be filled, the general environment of the client's work place and the character and quality of candidates that have successfully performed as an executive of the client; (b) the consultant then prepares a written synopsis of the position to be filled in order to attract a suitable, qualified and successful candidate; (c) the synopsis is then forwarded to other recruiters in order to assist with the search for a candidate that fits the criteria set forth in the synopsis; (d) a pool of suitable candidates is gathered and the consultants begin to schedule interviews; (e) the candidates are then interviewed and analyzed by the consultants on the premises of TMP to determine if the candidate meets the requisite experience and potential cultural fit outlined by the consultant and the client; (f) reports of the most suitable candidates are prepared by the consultant and presented to the clients, from which the client can choose which candidates it wants to meet; (g) the consultant then organizes a mutually convenient time and place for the client to personally meet and interview such candidates for the position; (h) the consultant will follow up with the successful candidate to obtain any supplemental information needed or requested by the client, including obtaining references and other documentary materials; and (i) the Company then assists the client in structuring and negotiating the final compensation package and other benefits for the hired executive based on all relevant factors researched by the Company, including industry comparisons, the experience levels of the executive and future trends.



    The Company believes that its expansion into the executive search market will enable it to attract and service additional major clients since TMP can now market itself as a full service firm that can accommodate all of its clients' employment and recruitment advertising needs.


    INTERNET SERVICES. The Company's Internet-based services complement its traditional advertising businesses. In recruitment, the Company has several career sites, including The Monster Board-Registered Trademark-, Online Career Center-SM-, Be the Boss-SM- and MedSearch-SM- which provide continuously available databases of career opportunities. Users of these sites can search for employment opportunities by location, type of job and other criteria. Resumes can be sent to prospective employers electronically and submitted on-line or via mail. Users can also access other value-added services such as discussion forums and on-line career advice. Based on its experience with its clients, TMP believes that only 20% to 30% of open job positions are advertised using traditional print media and that on-line solutions, which are significantly less expensive than traditional recruitment methods, will significantly expand the recruitment advertising market. More than 55 of the Fortune 100 companies are utilizing the Company's career sites.

    Dealer Locator, which is marketed to yellow page accounts, allows clients to offer World Wide Web ("Web") pages for local offices, dealers or franchise locations which are linked to the client's corporate Web site. These pages are designed to generate additional customer flow while reinforcing brand imagery contained in other advertising programs. Dealer Locator home pages will typically include address, directions, hours of operation and potentially other information such as sale items.

    TMP believes its pre-existing relationships with yellow page and recruitment advertising clients and its sales, marketing and customer service staff of over 2,200 people provide an important competitive advantage in pursuing the market for Internet clients. Further, the Company believes its innovative Internet products will provide an opportunity to enhance its ability to market both traditional advertising and Internet services to non-TMP clients.

    The Company is the successor to the businesses formerly conducted by TMP Worldwide Inc. and subsidiaries ("Old TMP"), Worldwide Classified Inc. and subsidiaries ("WCI") and McKelvey Enterprises, Inc. and subsidiaries, the chief executive officer of which was Andrew J. McKelvey (the "Principal Stockholder"). McKelvey Enterprises, Inc. was formed in 1967 by Mr. McKelvey. On December 9, 1996, Old TMP merged into McKelvey Enterprises, Inc. Thereafter, WCI merged into McKelvey Enterprises, Inc. McKelvey Enterprises, Inc. then merged into Telephone Marketing Programs Incorporated. Such mergers are collectively referred to as the "Mergers." In addition, Mr. McKelvey sold or contributed his interest in five other entities to the Company. Following the Mergers, Telephone Marketing Programs Incorporated changed its name to TMP Worldwide Inc. All historical financial data contained herein for periods ended prior to December 9, 1996 reflects the historical financial data of Old TMP, WCI, McKelvey Enterprises, Inc. and the other entities. The Company was incorporated in Delaware in August 1996. Its executive offices are located at 1633 Broadway, 33rd Floor, New York, New York 10019, and its telephone number at that location is (212) 977-4200.

                              RECENT DEVELOPMENTS


    Subsequent to September 30, 1998, TMP has continued its efforts to acquire Morgan & Banks Limited ("M&B"), a search and selection firm based in Australia. A brief description of M&B follows:


M&B PROBABLE ACQUISITION


    On August 17, 1998, the Company announced an agreement in principle to acquire all of the outstanding capital stock of M&B, an Australian corporation (the "M&B Transaction"). The M&B Transaction, which is expected to be completed in the first quarter of 1999, is expected to be accounted for as a pooling-of-interests.


    M&B, one of the largest temporary contracting and search and selection firms in Australasia, has offices in Australia, New Zealand, the UK, Hong Kong and Singapore. For the year ended March 31, 1998, M&B generated revenue of approximately $235.8 million and had net income of approximately $7.9 million.

                                  RISK FACTORS


    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS. THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.



RISKS RELATING TO THE M&B TRANSACTION



    POTENTIAL INCREASED ISSUANCE OF SHARES. The formula which will be used to calculate the number of shares of TMP Common Stock which may be issued pursuant to the acquisition of M&B (the "Exchange Ratio") is expected to fluctuate between the date hereof and the effective date of the M&B Transaction. The Exchange Ratio per M&B Ordinary Share, based on the US$-A$ exchange rate as of December 31, 1998 and the 20-day average ordinary share closing prices of TMP Common Stock, as reported by Nasdaq, through December 31, 1998, is 0.08431. Accordingly, based on the approximate number of outstanding M&B shares on such date, TMP would issue approximately 6,000,000 shares of TMP Common Stock to acquire the M&B shares. Although, for the purposes of calculating the Exchange Ratio, the maximum per share price of TMP Common Stock will not exceed $40.00 and the minimum price, without the consent of TMP, will not be less than $25.00, to the extent TMP issues a higher number of shares of TMP Common Stock pursuant to the Exchange Ratio, TMP's net income per share would be adversely affected.



    NONREALIZATION OF SYNERGIES. TMP believes that an important benefit to be realized from the M&B Transaction will be the integration of TMP's and M&B's respective managements, strategies, and operations. Certain of the anticipated benefits of the M&B Transaction may not be achieved unless such integration is successful and achieved in a timely manner. The difficulties of such integration may initially be increased by the necessity of coordinating geographically separated organizations (TMP is headquartered in the United States and M&B is headquartered in Australia) and integrating personnel with diverse business backgrounds and corporate cultures. There can be no assurance that TMP will successfully integrate the respective operations of TMP and M&B without encountering difficulties or experiencing the loss of key TMP or M&B personnel or that the benefits expected from such integration will be realized. In addition, the Company recently acquired TASA Holding AG, an executive search firm, and Stackig, Inc., a public relations firm, and such transactions could make the integration of M&B more time consuming and difficult. The diversion of the attention of management and any difficulties encountered in the transition process (including the interruption of, or a loss of momentum in, M&B activities, problems associated with integration of management information and reporting systems, and delays in implementation of consolidation plans) could also have an adverse impact on the combined company's ability to realize anticipated synergies from the M&B Transaction.



    INCURRENCE OF SIGNIFICANT TRANSACTION EXPENSES; POTENTIAL DILUTIVE EFFECT TO STOCKHOLDERS. TMP expects to incur M&B Transaction-related expenses currently estimated to be approximately $4.5 million in the quarter ending March 31, 1999, the quarter in which the M&B Transaction is expected to be consummated, to reflect direct transaction costs, primarily for legal and accounting fees and costs and financial printing, stamp duties, listing fees and other related costs. This estimate does not include any costs associated with restructuring, integrating or consolidating the operations of the two companies. This amount is a preliminary estimate and is therefore subject to change. Additional unanticipated expenses may be incurred relating to the integration of the businesses of TMP and M&B. Although TMP expects that the eventual elimination of duplicative expenses as well as other efficiencies related to the integration of the business of M&B may offset additional expenses over time, there can be no assurance that such net benefit will be achieved in the near term, or at all. There can be no assurance that combining the business of TMP with the business of M&B, even if achieved in an efficient and effective manner, will result in combined results of operations and financial condition superior to what would have been achieved by TMP or M&B independently. The issuance of TMP Common Stock in connection with the M&B Transaction may have the effect of reducing TMP's net income per share from levels otherwise expected and could reduce the market price of the TMP Common Stock unless revenue growth or cost savings and other business synergies sufficient to offset the effect of such issuance can be achieved. See "--Potential Increased Issuance of Shares."


    EFFECT OF M&B TRANSACTION ON M&B CLIENTS. The executive search and search and selection industries are relationship-driven. Consequently, due to the M&B Transaction, it is possible that certain clients of M&B may terminate their relationship with M&B. In addition, although the Company does not anticipate any material personnel changes at M&B, to the extent M&B loses material personnel, which in turn causes M&B to lose large clients, TMP could be materially adversely affected.



    POTENTIAL UNAVAILABILITY OF "POOLING-OF-INTERESTS" ACCOUNTING TREATMENT OF M&B TRANSACTION. The M&B Transaction is intended to qualify as a "pooling-of-interests" for accounting and financial reporting purposes. Under this method of accounting, the assets and liabilities of TMP and M&B will be carried forward to the combined company at their recorded amounts, income from the combined company will include income from TMP and M&B for the entire fiscal period in which the combination occurs and the reported income of the separate companies for prior periods will be combined and restated as the results of operations of the combined company. It is a condition to the consummation of the M&B Transaction that the M&B Transaction will qualify for pooling-of-interests accounting treatment. However, if the requirements necessary for pooling-of-interests are not met prior to the consummation of the M&B Transaction, TMP may nevertheless elect to consummate the M&B Transaction under the purchase method of accounting.



    Under the pooling-of-interests rules, none of the executive officers, directors or affiliates of either of the combining companies may sell any shares of either TMP or M&B (except for certain DE MINIMIS sales) until the combined company releases financial results covering at least 30 days of combined operations of TMP and M&B. Accordingly, pooling-of-interests accounting treatment for the M&B Transaction as of such time may not be available because of sales by such stockholders (except for certain DE MINIMIS sales) prior to the time the combined company releases such financial results. There can be no assurance that an executive officer, director or affiliate of either company will not sell shares of TMP or M&B stock or that all requirements necessary to qualify for pooling-of-interests will be met. If the requirements necessary to qualify for pooling-of-interests are not met prior to consummation of the M&B Transaction, then TMP is not required to consummate the M&B Transaction. However, if TMP nevertheless elects to consummate the M&B Transaction, the M&B Transaction would necessarily be accounted for under the purchase method of accounting, which would have the effect of M&B's assets and liabilities being recognized at their fair value and any excess of the purchase price over such fair value (other than amounts charged to in-process research and development costs) being recognized as goodwill on TMP's balance sheet. The goodwill would thereafter be amortized as an expense over its anticipated useful life. The impact of such treatment could have a material adverse effect on the combined company's results of operations throughout the amortization period. The M&B Transaction would also be required to be accounted for under the purchase method of accounting if, among other things, any affiliate of either company sells shares in TMP subsequent to consummation of the M&B Transaction and prior to the release of financial results covering at least 30 days of combined operations, which would have the effect on the combined company's results of operations described above. Each of the current executive officers and directors of TMP and each of the current executive officers and directors and other affiliates of M&B has entered into an affiliate agreement agreeing to comply with the above described restrictions on selling shares of TMP and M&B.


RISKS RELATING TO M&B

    FOREIGN OPERATIONS. M&B conducts operations in various foreign countries including New Zealand, Hong Kong, Singapore, and the United Kingdom. For the fiscal year ended March 31, 1998, 28.7% of M&B's revenue was earned outside of Australia and collected in the local currency. Because M&B generally pays for the operating expenses of its foreign operations in local currency, M&B is at risk for exchange rate fluctuations between such local currencies and the Australian dollar. M&B undertakes minimal hedging activities. M&B is also subject to taxation in foreign jurisdictions. In addition, transactions between M&B and its foreign subsidiaries may be subject to Australian or foreign withholding taxes. Applicable tax rates in foreign countries differ from those of Australia and are subject to periodic change. The extent, if any, to which M&B will receive credit in Australia for taxes paid in foreign jurisdictions will depend upon limitations set forth by the Australian Taxation Office, as well as the provisions of any tax treaties which may exist between Australia and such foreign jurisdictions. The failure to receive such credit would subject M&B to increased taxes and adversely affect operating profit. M&B's operating margins for its Asian business have been impacted significantly during the fiscal year ended March 31, 1998. M&B closed its Indonesian office in March 1998 and has scaled back its operations in Hong Kong and Singapore. Currently, M&B does not anticipate that it will open any new Asian offices.

    INDUSTRY RISKS. Temporary/contracting service providers employ and place people generally in the workplace of other businesses. An attendant risk of such activity includes possible claims of discrimination and harassment, workplace injury of its temporary employees, errors and omissions, particularly for the actions of professionals (for example, lawyers, accountants and engineers), misuse of client proprietary information, misappropriation of funds, other criminal activities or torts and other similar claims. In certain instances with its clients in the government sector and a limited number of companies in the private sector, aggregating less than 50 clients, M&B, pursuant to a written contract, has agreed to indemnify clients against some or all of the foregoing matters. Moreover, under certain circumstances, M&B may be held responsible for the actions at a workplace of persons not under M&B's direct control. The scope of such indemnities vary and can cover injuries to workers and errors and omissions of M&B supplied workers. Although M&B historically has not had any significant problems in this area, there can be no assurance that M&B will not experience such problems in the future or that M&B's insurance, if any, will be sufficient in amount or scope to cover any such liability.

    COMPETITIVE MARKET. The temporary staffing/contracting and permanent recruitment industry is highly competitive with limited barriers to entry. M&B competes in national, regional and local markets with full service and specialized temporary staffing companies, a number of which have greater marketing, financial and other resources than M&B. In addition, price competition in the temporary/contracting industry is high particularly for the provision of clerical and light industrial personnel and this could have an adverse effect on M&B's business, results of operations and financial condition.

    EFFECT OF ECONOMIC FLUCTUATIONS. Demand for staffing services is affected by the general level of economic activity. When economic activity slows the permanent staff at many companies may become redundant and such companies may slow their hiring and reduce their use of temporary employees. Any sustained slowdown in economic activity in Australasia could have an adverse effect on M&B's business, results of operations and financial condition.

    DEPENDENCE ON ATTRACTING, MOTIVATING AND RETAINING STAFF. The success of M&B's business depends upon its ability to attract, motivate and retain consultants and staff who possess the skills, knowledge and attributes necessary to service the needs of its clients and grow the business. M&B believes it has been able to attract and retain staff as a result of its reputation, performance based compensation systems and infrastructure support. Consultants have the potential to earn significant bonuses based on the amount of revenue generated from placing either temporary staff/contractors or permanent staff. Bonuses represent a significant proportion of consultants' total compensation. Any diminution of M&B's reputation could impair its ability to retain existing consultants and attract new consultants. Any such inability to attract and retain consultants could have a material adverse effect on M&B's business, results of operations and financial condition.

RISKS RELATING TO TMP, M&B AND THE COMBINED COMPANY

    UNCERTAIN ABILITY TO MANAGE GROWTH. The Company's business has grown rapidly in recent periods. The growth of the Company's business has placed a significant strain on the Company's management and operations. As an example, the Company has completed the acquisition of two executive search companies since May 1998 and, with the acquisition of M&B, the Company believes that it will be one of the largest executive search firms in the world. The Company's expansion has resulted, and is expected in the future to result, in substantial growth in the number of its employees and in increased responsibility for both existing and new management personnel and incremental strain on the Company's existing operations, financial and management information systems. The Company's success depends to a significant extent on the ability of its executive officers and other members of senior management to operate effectively both independently and as a group. If the Company is not able to manage existing or anticipated growth, the Company's business, financial condition and operating results would be materially adversely affected.

    RISKS ASSOCIATED WITH ACQUISITIONS. The Company expects that it will continue to grow, in part, by acquiring businesses. The success of this strategy depends upon several factors, including the continued availability of financing and the Company's ability to identify and acquire businesses on a cost-effective basis, as well as its continued ability to integrate acquired personnel, operations, products and technologies into its organization effectively, to retain and motivate key personnel and to retain the clients of acquired firms. There can be no assurance that financing for acquisitions will be available on terms acceptable to the Company, or that the Company will be able to identify or consummate new acquisitions, or manage and integrate its recent or future expansions successfully, and any inability to do so would have a material adverse effect on the Company's business, financial condition and operating results. There also can be no assurance that the Company will be able to sustain the rates of growth that it has experienced in the past.


    UNCERTAIN VIABILITY OF TRADITIONAL MEDIA. The Company derives a substantial portion of its commissions and fees from designing and placing recruitment advertisements in traditional media such as newspapers and trade publications. This business, excluding search and selection which traditionally had been included therein, constituted approximately 40.4% of total commissions and fees for the year ended December 31, 1997 (34.0% of total revenue on a pro forma basis giving effect to the M&B Transaction). The Company also derives a substantial portion of its commissions and fees from placing advertising in yellow page directories. This business constituted approximately 30.8% of total commissions and fees for the year ended December 31, 1997 (16.5% of total revenue on a pro forma basis giving effect to the M&B Transaction). There can be no assurance that the commissions received by the Company in the future will be equal to the commissions which it has historically received. To the extent that new media, such as the Internet, cause yellow page directories and other forms of traditional media to be less desirable forms of advertising media without at least a proportionate fee increase generated from advertising on the Internet, of which there can be no assurance, the Company's business, financial condition and operating results will be materially adversely affected.



    UNCERTAIN ACCEPTANCE OF THE INTERNET. Use of the Internet by consumers is at a very early stage of development, and market acceptance of the Internet as a medium for information, entertainment, commerce and advertising is subject to a high level of uncertainty. The Company's and M&B's clients have only limited experience with the Internet as an advertising medium and such clients have not devoted a significant portion of their advertising budgets to Internet-based advertising in the past. In addition, a significant portion of the Company's potential clients have no experience with the Internet as an advertising medium and have not devoted any portion of their advertising budgets to Internet-based advertising in the past. There can be no assurance that advertisers will be persuaded to allocate or continue to allocate portions of their budgets to Internet-based advertising. If Internet-based advertising is not widely accepted by advertisers and advertising agencies, the Company's business, financial condition and operating results, including its expected rate of commissions and fees growth, would be materially adversely affected. Although the Company generated Internet revenue of $18.6 million for the year ended December 31, 1997, and $31.7 million for the nine months ended September 30, 1998, there can be no assurance that the Company will continue to generate substantial Internet-based revenue in the future.


    UNCERTAIN ACCEPTANCE OF THE COMPANY'S INTERNET CONTENT. The Company's future growth depends, in part, upon its ability to deliver original and compelling services in order to attract users valuable to the

Company's advertising clients. There can be no assurance that the Company's content will be attractive to a sufficient number of Internet users to generate material advertising revenues. There also can be no assurance that the Company will be able to anticipate, monitor and successfully respond to rapidly changing consumer tastes and preferences so as to attract a sufficient number of users to its Web sites. Internet users can freely navigate and instantly switch among a large number of Web sites, many of which offer original content, making it difficult for the Company to distinguish its content and attract users. In addition, many other Web sites offer very specific, highly targeted content that could have greater appeal than the Company's sites to particular subsets of the Company's target audience.

    COMPETITION; LOW BARRIERS TO ENTRY. The markets for the Company's services are highly competitive and are characterized by pressures to reduce prices, incorporate new capabilities and technologies and accelerate job completion schedules.

    The Company faces competition from a number of sources. These sources include national and regional advertising agencies, specialized and integrated marketing communication firms, traditional media companies, executive search, and search and selection firms. In addition, with respect to new media, many advertising agencies and publications have started either to internally develop or acquire new media capabilities. Some established companies that provide integrated specialized services (such as advertising services or Web site design) and are technologically proficient, especially in the new media area, are also competing with the Company. Many of the Company's competitors or potential competitors have long operating histories, and some may have greater financial, management, technological development, sales, marketing and other resources than the Company. In addition, the Company's ability to maintain its existing clients and attract new clients depends, to a significant degree, on the quality of its services and its reputation among its clients and potential clients.

    The Company has no significant proprietary technology that would preclude or inhibit competitors from entering the yellow page advertising, recruitment advertising, executive search or on-line advertising markets. There can be no assurance that existing or future competitors will not develop or offer services and products that provide significant performance, price, creative or other advantages over those offered by the Company, which could have a material adverse effect on the Company's business, financial condition and operating results.


    FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY AND CYCLICALITY OF BUSINESS. The Company's and M&B's quarterly operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, including the timing of acquisitions. In addition, the timing of yellow page directory closings, the largest number of which currently occur in the third quarter, and the receipt of additional commissions, if earned, from yellow page publishers for achieving a specified volume of advertising, which commissions are typically reported in the fourth quarter, also affect the cyclicality of the Company's quarterly results. The Company's quarterly commissions and fees earned from recruitment advertising are typically highest in the first quarter and lowest in the fourth quarter. For the year ended December 31, 1997, the Company's commissions and fees from recruitment advertising, excluding search and selection which traditionally had been included therein, were 40.4% of the Company's total commissions and fees (27.6% of total revenue on a pro forma basis, giving effect to the M&B Transaction). Recruitment advertising commissions and fees tend to be more cyclical than yellow page commissions and fees, and therefore, to the extent that a significant percentage of the Company's commissions and fees are derived from recruitment advertising, the Company's operating results may be subject to increased cyclicality.


    TECHNOLOGICAL RISKS. The market for Internet products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require that the Company continually improve the performance, features and reliability of its Internet content, particularly in response to competitive offerings. There can be no assurance that the Company will be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures by the Company to modify or adapt its Web sites and services and could affect the Company's financial condition or operating results. In addition, new Internet services or enhancements which are or may be offered by the Company may contain design flaws or other defects that could require costly modifications or result in a loss of client confidence, either of which could have a material adverse effect on the Company's business, financial condition or operating results. The Monster Board-Registered Trademark- connects to the Internet through GTE Internetworking. OCC connects to the Internet directly through its own on-site servers. Any disruption in Internet access, or in the Internet generally, could affect the Company's financial condition or operating results.

    DEPENDENCE ON ATTRACTING AND RETAINING QUALIFIED CONSULTANTS. The success of TMP's executive search business, including that of M&B, giving effect to the Transaction, depends upon its ability to attract and retain consultants who possess the skills, contacts and experience necessary to fulfill its clients' executive search needs. Competition for qualified consultants is intense. TMP and M&B believe they have been able to attract and retain highly qualified, effective consultants as a result of their respective reputations, and their performance-based compensation systems. Consultants have the potential to earn substantial bonuses based on the amount of revenue generated by obtaining executive search assignments, executing search assignments and by assisting other consultants to obtain or complete executive search assignments. Bonuses represent a significant proportion of consultants' total compensation. Any diminution of TMP's or M&B's reputation could impair their ability to retain existing or attract additional qualified consultants. Any such inability to attract and retain qualified consultants could have a material adverse effect on TMP's executive search business, results of operations and financial condition.

    PORTABLE CLIENT RELATIONSHIPS. The success of TMP's and M&B's executive search and search and selection businesses depends upon the ability of their consultants to develop and maintain strong, long-term relationships with clients. Usually, one or two consultants have primary responsibility for a client relationship. When a consultant leaves one executive search firm and joins another, clients that have established relationships with the departing consultant may move their business to the consultant's new employer. The loss of one or more clients is more likely to occur if the departing consultant enjoys widespread name recognition or has developed a reputation as a specialist in executing searches in a specific industry or management function. Although client portability historically has not caused significant problems for TMP or M&B, the failure to retain its most effective consultants or maintain the quality of service to which its clients are accustomed, and the ability of a departing consultant to move business to his or her new employer, could have a material adverse effect on TMP's executive search business, results of operations and financial condition.

    MAINTENANCE OF PROFESSIONAL REPUTATION AND BRAND NAME. TMP's and M&B's ability to secure new executive search engagements and hire qualified professionals is highly dependent upon their overall reputation and brand name recognition, as well as the individual reputations of their professionals. Because TMP and M&B obtain a majority of their new engagements from existing clients, or from referrals by those clients, the dissatisfaction of any such client could have a disproportionate, adverse impact on their ability to secure new engagements. Any factor that diminishes the reputation of TMP or M&B or any of its personnel, including poor performance, could make it substantially more difficult for them to compete successfully for both new engagements and qualified consultants, and could have an adverse effect on TMP's and M&B's executive search and search and selection businesses, results of operations and financial condition.

    RESTRICTIONS IMPOSED BY BLOCKING ARRANGEMENTS. Either by agreement with clients or for marketing or client relationship purposes, executive search firms frequently refrain, for a specified period of time, from recruiting certain employees of a client, and possibly other entities affiliated with such client, when conducting executive searches on behalf of other clients (a "blocking" arrangement). Blocking arrangements generally remain in effect for one or two years following completion of an assignment. However, the duration and scope of the blocking arrangement or "off limits" period, including whether it covers all operations of a client and its affiliates or only certain divisions of a client, generally depends on such factors as the length of the client relationship, the frequency with which the executive search firm has been engaged to perform executive searches for the client and the number of assignments the executive search firm has generated or expects to generate from the client. Some of TMP's and M&B's executive search clients are recognized as industry leaders and/or employ a significant number of qualified executives who are potential candidates for other companies in that client's industry. Blocking arrangements with such a client or awareness by a client's competitors of such an arrangement may make it difficult for TMP or M&B to obtain executive search assignments from, or to fulfill executive search assignments for, competitors while employees of that client may not be solicited. As TMP's and M&B's client base grows, particularly in its targeted business sectors, blocking arrangements increasingly may impede their growth or their ability to attract and serve new clients, which could have an adverse effect on TMP's executive search business, results of operations and financial condition.

    DEPENDENCE ON KEY PERSONNEL. The Company's continued success will depend to a significant extent upon its senior management, including Andrew J. McKelvey, the Company's Chairman of the Board and CEO. The loss of the services of one or more key employees could have a material adverse effect on the Company's business, financial condition or operating results. In addition, if one or more key employees join a competitor or form a competing company, the resulting loss of existing or potential clients could have a material adverse effect on the Company's business, financial condition or operating results. In the event of the loss of any such employee there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its procedures, practices, new product development or client lists.


    CONTROL BY PRINCIPAL STOCKHOLDER. Andrew J. McKelvey beneficially owns all of the outstanding TMP Class B Common Stock and 11,206,877 shares of TMP Common Stock which together represent approximately 68.2% of the combined voting power of all classes of voting stock of the Company and will represent approximately 60.8% of the combined voting power of the Company assuming an Exchange Ratio of
0.08431 and giving effect to the M&B Transaction. Mr. McKelvey is and will be, therefore, able to direct the election of all of the members of the Company's Board of Directors and exercise a controlling influence over the business and affairs of the Company, including any determinations with respect to mergers or other business combinations involving the Company, the acquisition or disposition of assets of the Company, the incurrence of indebtedness by the Company, the issuance of any additional Common Stock or other equity securities and the payment of dividends with respect to the Common Stock. Similarly, Mr. McKelvey has the power to determine matters submitted to a vote of the Company's stockholders without the consent of the Company's other stockholders and has the power to prevent a change of control of the Company.



    ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW. The Company's Board of Directors has the authority to issue up to 800,000 shares of undesignated preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights of such shares, without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of preferred stock. Further, certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could delay, prevent or make more difficult a merger, tender offer or proxy content involving the Company. Among other things, these provisions specify advance notice requirements for stockholder proposals and director nominations. In addition, Mr. McKelvey controls approximately 68.2% of the combined voting power of all classes of voting stock of the Company and, assuming an Exchange Ratio of 0.08431, will control approximately 60.8% of the combined voting power following consummation of the M&B Transaction.

    FOREIGN OPERATIONS AND RELATED RISKS. The Company conducts operations in various foreign countries, including Australia, Belgium, Canada, France, Germany, Japan, the Netherlands, New Zealand, Singapore, Spain and the United Kingdom. For the year ended December 31, 1997, approximately 34.6% of the Company's commissions and fees were earned outside of the U.S. and collected in local currency. Giving pro forma effect to the M&B Transaction, approximately 57.6% of revenue, after considering costs directly associated with revenues of temporary contracting operations, would have been earned outside the U.S. for the year ended December 31, 1997. In addition, the Company generally pays operating expenses in the corresponding local currency and will be subject to increased risk for exchange rate fluctuations between such local currencies and the dollar upon consummation of the M&B Transaction. The Company does not conduct any significant hedging activities.


    The Company is also subject to taxation in foreign jurisdictions. In addition, transactions between the Company and its foreign subsidiaries may be subject to U.S. and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the U.S., and are subject to periodic change. The extent, if any, to which the Company will receive credit in the U.S. for taxes paid in foreign jurisdictions will depend upon the application of limitations set forth in the Code, as well as the provisions of any tax treaties which may exist between the U.S. and such foreign jurisdictions.

    POSSIBLE VOLATILITY OF STOCK PRICE. The stock market has, from time to time, experienced extreme price and volume fluctuations. Factors such as announcements by the Company of variations in its quarterly financial results and fluctuations in advertising commissions and fees, including the percentage of the Company's commissions and fees derived from Internet-based services and products could cause the market price of TMP Common Stock to fluctuate significantly. Further, due to the volatility of the stock market generally, the price of TMP Common Stock could fluctuate for reasons unrelated to the operating performance of the Company.

    GOVERNMENT REGULATION. As an advertising agency which creates and places print and Internet advertisements, the Company is subject to Sections 5 and 12 of the U.S. Federal Trade Commission Act (the "FTC Act") which regulate advertising in all media, including the Internet, and require advertisers and advertising agencies to have substantiation for advertising claims before disseminating advertisements. The FTC Act prohibits the dissemination of false, deceptive, misleading, and unfair advertising, and grants the Federal Trade Commission ("FTC") enforcement powers to impose and seek civil penalties, consumer redress, injunctive relief and other remedies upon advertisers and advertising agencies which disseminate prohibited advertisements. Advertising agencies such as TMP are subject to liability under the FTC Act if the agency actively participates in creating the advertisement, and knew or had reason to know that the advertising was false or deceptive.

    In the event that any advertising created by TMP was found to be false, deceptive or misleading, the FTC Act could potentially subject the Company to liability. The fact that the FTC has recently brought several actions charging deceptive advertising via the Internet, and is actively seeking new cases involving advertising via the Internet, indicates that the FTC Act could pose a somewhat higher risk of liability to the advertising distributed via the Internet. The FTC has never brought any actions against the Company.

    Further, there can be no assurance that other current or new government laws and regulations, or the application of existing laws and regulations will not subject the Company to significant liabilities, significantly dampen growth in Internet usage, prevent the Company from offering certain Internet content or services or otherwise cause a material adverse effect on the Company's business, financial condition or operating results.

    DIVIDEND POLICY. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying dividends on the TMP Common Stock and TMP Class B Common Stock in the foreseeable future. Payment of dividends on TMP Common Stock and TMP Class B Common Stock is restricted by the Company's financing agreement.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION



    The Unaudited Pro Forma Condensed Combined Financial Information reflects financial information which gives effect to the Company's probable acquisition of all the outstanding stock of M&B and the assumed replacement of all options to acquire M&B stock with options to purchase TMP stock in exchange for the issuance of approximately 6,000,000 shares of the Company's Common Stock and 327,000 options to purchase shares of TMP Common Stock. The share amounts and option amounts were calculated using an exchange formula based upon a per share price for M&B shares of 4.65 Australian dollars translated at 0.6123 US dollar per Australian dollar for the periods presented and assuming 70,421,773 M&B shares and 3,883,125 M&B options are outstanding at January 4, 1999. The Pro Forma Financial Information included herein reflects the anticipated use of the pooling-of-interests method of accounting, after giving effect to the pro forma adjustments discussed in the accompanying notes. Such financial information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of TMP and M&B included elsewhere in this Prospectus.



    The Pro Forma Condensed Combined Financial Information (i) gives effect to the M&B Transaction, (ii) gives effect, in the Combined Statement of Operations for the year ended December 31, 1997, to the acquisition, in August 1997, of all the outstanding stock of Austin Knight Limited, ("Austin Knight"), for a purchase price of approximately $47.2 million, and (iii) includes the adjustments described in the notes hereto.



    The Pro Forma Condensed Combined Balance Sheet gives effect to the M&B Transaction as if it had occurred on September 30, 1998, combining the balance sheets of TMP at September 30, 1998 with that of M&B as of March 31, 1998. The Pro Forma Condensed Combined Statements of Operations give effect to the M&B Transaction as if it had occurred at the beginning of the earliest period presented, combining the results of TMP for the nine months ended September 30, 1998 and each year in the three-year period ended December 31, 1997 with those of M&B for the nine months ended March 31, 1998 and each year in the three-year period ended March 31, 1998, respectively. The results for M&B for the nine months ended March 31, 1998 are included in the Pro Forma Condensed Combined Statement of Operations for both the year ended December 31, 1997 and the nine months ended September 30, 1998. When translated at the appropriate exchange rates for the December 31, 1997 and September 30, 1998 periods, revenue was approximately $180,141,000 and $175,550,000, net income was approximately $5,797,000 and $5,648,000, and net income per share was $0.08 and $0.08, respectively. In addition, the Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 1997 includes the results of Austin Knight for the period prior to its acquisition by TMP on August 26, 1997.



    The consolidated financial statements of M&B included in the Pro Forma Condensed Combined Financial Information utilize Australian GAAP (which substantially conforms to US GAAP) and were translated at the following exchange rates: Australian dollars were translated to US dollars at the rate of 0.6613, 0.6955, 0.7137, 0.7874 and 0.7455, respectively, with respect to the Balance Sheet at March 31, 1998 and the Statement of Operations for the nine months ended March 31, 1998 and the years ended March 31, 1998, 1997 and 1996. The Statement of Operations of Austin Knight included in the December 31, 1997 Pro Forma Condensed Combined Statement of Operations was translated from British Pounds Sterling to US dollars at the rate of 1.634 US dollars per British Pound Sterling.



    The Pro Forma Condensed Combined Statements of Operations presented do not include any potential cost savings. The Company believes that it may be able to reduce salaries and related costs and office and general expenses as it eliminates duplication of overhead. However, there can be no assurance that the Company will be successful in effecting any such cost savings.



    The Pro Forma Condensed Combined Financial Information is unaudited and is not necessarily indicative of the consolidated results which actually would have occurred if the above transactions had been consummated at the beginning of the periods presented, nor does it purport to present the future financial position and results of operations for future periods.

                               TMP WORLDWIDE INC.



                   PRO FORMA CONDENSED COMBINED BALANCE SHEET



                               SEPTEMBER 30, 1998



                                 (IN THOUSANDS)
                                  (UNAUDITED)



                                                        TMP         MORGAN & BANKS                   PRO FORMA
                                                   WORLDWIDE INC.      LIMITED        ADJUSTMENTS    COMBINED
                                                   --------------  ----------------  -------------  -----------
ASSETS
Current assets:
  Cash and cash equivalents......................   $     12,855      $    9,581       $  --         $  22,436
  Accounts receivable, net.......................        317,048          25,401          --           342,449
  Work-in-process................................         16,367          --              --            16,367
  Deferred income taxes..........................        --                1,446          --             1,446
  Prepaid and other..............................         19,385           2,243          --            21,628
                                                   --------------        -------          ------    -----------
      Total current assets.......................        365,655          38,671          --           404,326
Property and equipment, net......................         49,928           9,359          --            59,287
Deferred income taxes............................          4,084             135          --             4,219
Intangibles, net.................................        184,463           6,155          --           190,618
Other assets.....................................          5,473              30          --             5,503
                                                   --------------        -------          ------    -----------
                                                    $    609,603      $   54,350       $  --         $ 663,953
                                                   --------------        -------          ------    -----------
                                                   --------------        -------          ------    -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................   $    254,864      $    4,419       $  --         $ 259,283
  Accrued expenses and other liabilities.........         50,808          30,759           4,500(a)     86,067
  Accrued restructuring costs....................         20,902          --              --            20,902
  Deferred revenue...............................         13,923          --              --            13,923
  Deferred income taxes..........................         13,519               9          --            13,528
  Current portion of long-term debt..............          8,908             318          --             9,226
                                                   --------------        -------          ------    -----------
      Total current liabilities..................        362,924          35,505         4,500         402,929

Long-term debt, less current portion.............        128,581           5,370          --           133,951
Other liabilities................................        --                  659          --               659
Minority interests...............................        --                  431          --               431

Stockholders' equity:
  Common stock...................................             27          --                   6(b)         33
  Class B common stock...........................              2          --              --                 2
  Common stock of Morgan & Banks Limited.........        --                1,526          (1,526) (c)     --
  Additional paid-in capital.....................        171,973           2,780           1,520 (b,c    176,273
  Foreign currency translation adjustment........           (543)           (204)         --              (747)
  Retained earnings (deficit)....................        (53,361)          8,283          (4,500) (a)    (49,578)
                                                   --------------        -------          ------    -----------
      Total stockholders' equity.................        118,098          12,385          (4,500)      125,983
                                                   --------------        -------          ------    -----------
                                                    $    609,603      $   54,350       $  --         $ 663,953
                                                   --------------        -------          ------    -----------
                                                   --------------        -------          ------    -----------


------------------------


(a) To accrue for costs to be incurred in connection with the Transaction.



(b) Represents par value of the 5,937 shares to be issued in connection with the Transaction, based on the number of outstanding M&B Shares as of the balance sheet date.



(c) Par value of the M&B Shares is reclassified as additional paid-in capital net of the par value of the newly issued TMP Common Stock.

                               TMP WORLDWIDE INC.



              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS



                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)



                                                                       TMP         MORGAN & BANKS    PRO FORMA
                                                                  WORLDWIDE INC.      LIMITED        COMBINED
                                                                  --------------  ----------------  -----------
Revenue:
  Commissions and fees..........................................   $    297,854     $     52,220     $ 350,074
  Temporary contracting.........................................        --               123,330       123,330
                                                                  --------------        --------    -----------
      Total revenue.............................................        297,854          175,550       473,404
                                                                  --------------        --------    -----------
Operating expenses:
  Salaries and related costs....................................        164,012           45,000       209,012
  Temporary contracting costs...................................        --               102,307       102,307
  Office and general............................................         91,060           18,157       109,217
  Amortization of intangibles...................................          6,403              399         6,802
  CEO bonus.....................................................          1,125          --              1,125
  Merger costs..................................................          9,577          --              9,577
                                                                  --------------        --------    -----------
      Total operating expenses..................................        272,177          165,863       438,040
                                                                  --------------        --------    -----------
Operating income................................................         25,677            9,687        35,364
Interest expense, net...........................................         (7,507)            (202)       (7,709)
Other expense, net..............................................           (842)             (15)         (857)
                                                                  --------------        --------    -----------
Income before provision for income taxes, minority interests and
  equity in losses of affiliates................................         17,328            9,470        26,798
Provision for income taxes......................................          7,735            3,712        11,447
Minority interests..............................................        --                   110           110
Equity in losses of affiliates..................................           (297)         --               (297)
                                                                  --------------        --------    -----------
Net income......................................................   $      9,296     $      5,648     $  14,944
                                                                  --------------        --------    -----------
                                                                  --------------        --------    -----------
Net income per common and Class B common share:
  Basic.........................................................   $       0.32                      $    0.43(a)
  Diluted.......................................................   $       0.31                      $    0.42(a)
Weighted average shares outstanding:
  Basic.........................................................         29,142                         34,979(a)
  Diluted.......................................................         29,949                         35,926(a)


------------------------


(a) Gives effect to the additional shares and options expected to be issued in connection with the Transaction, including M&B's weighted average basic and diluted shares outstanding for the periods, which were 69,239 and 70,899, respectively, multiplied by the assumed Exchange Ratio of 0.08431.



    If the Transaction is consummated with TMP Common Stock valued at $25.00 per share, the minimum share price provided for in the Agreement, basic and diluted weighted shares outstanding would have been 37,027 and 38,024 shares, respectively, and basic and diluted net income per Common and Class B Common share would have been $0.40 and $0.39, respectively.



    If the Transaction is consummated with TMP Common Stock valued at $40.00 per share, the maximum share price provided for in the Agreement, basic and diluted weighted shares outstanding would have been 34,070 and 34,996 shares, respectively, and basic and diluted net income per Common and Class B Common share would have been $0.44 and $0.43, respectively.

                               TMP WORLDWIDE INC.



              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS



                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997



                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)



                                       TMP        AUSTIN KNIGHT                            MORGAN & BANKS    PRO FORMA
                                  WORLDWIDE INC.   LIMITED(A)    ADJUSTMENTS   SUBTOTAL       LIMITED        COMBINED
                                  --------------  -------------  -----------  ----------  ----------------  -----------
Revenue:
  Commissions and fees..........   $    310,619    $    34,800    $  --       $  345,419    $     71,950     $ 417,369
  Temporary contracting.........        --             --            --           --             163,831       163,831
                                  --------------  -------------  -----------  ----------        --------    -----------
      Total revenue.............        310,619         34,800       --          345,419         235,781       581,200
                                  --------------  -------------  -----------  ----------        --------    -----------
Operating expenses:
  Salaries and related costs....        172,528         28,480       --          201,008          60,342       261,350
  Temporary contracting costs...        --             --            --           --             136,185       136,185
  Office and general............        101,176          5,758       --          106,934          25,258       132,192
  Amortization of intangibles...          6,269        --             1,323(b)      7,592            558         8,150
  CEO bonus.....................          1,500        --            --            1,500         --              1,500
                                  --------------  -------------  -----------  ----------        --------    -----------
      Total operating
        expenses................        281,473         34,238        1,323      317,034         222,343       539,377
                                  --------------  -------------  -----------  ----------        --------    -----------
Operating income................         29,146            562       (1,323)      28,385          13,438        41,823
Interest expense, net...........         (8,813)          (244)      (2,896)(c)    (11,953)           (247)    (12,200)
Other income (expense), net.....           (181)         1,547       --            1,366             (22)        1,344
                                  --------------  -------------  -----------  ----------        --------    -----------
Income before provision for
  income taxes, minority
  interests and equity in losses
  of affiliates.................         20,152          1,865       (4,219)      17,798          13,169        30,967
Provision for income taxes......          9,571          1,442       (1,158)(d)      9,855          5,153       15,008
Minority interests..............            143        --            --              143             153           296
Equity in losses of affiliates..            (33)       --            --              (33)        --                (33)
                                  --------------  -------------  -----------  ----------        --------    -----------
Net income......................         10,405            423       (3,061)       7,767           7,863        15,630
Preferred stock dividends.......           (123)       --            --             (123)        --               (123)
                                  --------------  -------------  -----------  ----------        --------    -----------
Net income applicable to common
  and Class B common
  stockholders..................   $     10,282    $       423    $  (3,061)  $    7,644    $      7,863     $  15,507
                                  --------------  -------------  -----------  ----------        --------    -----------
                                  --------------  -------------  -----------  ----------        --------    -----------
Net income per common and Class
  B common share:
  Basic.........................   $       0.38                                                              $    0.47(e)
  Diluted.......................   $       0.37                                                              $    0.46(e)
Weighted average shares
  outstanding:
  Basic.........................         27,224                                                                 32,998(e)
  Diluted.......................         27,716                                                                 33,642(e)


------------------------


(a) For the period January 1, 1997 through the date of the acquisition by TMP of Austin Knight on August 26, 1997.



(b) To record amortization of intangibles arising from the acquisition of Austin Knight, as if such acquisition occurred on January 1, 1997. Such amortization is based on a 30 year life and is computed on an intangible asset of $59,523, amortized for eight months.



(c) To record interest expense on borrowings of $47,208, at 9.2% for eight months, made in connection with the acquisition of Austin Knight, as if such acquisition occurred on January 1, 1997.

                               TMP WORLDWIDE INC.

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997



                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)



(d) To record the tax benefit on interest expense of $2,896 on borrowings for the acquisition of Austin Knight, at an estimated tax rate of 40%.



(e) Gives effect to the additional shares and options expected to be issued in connection with the Transaction, including M&B's weighted average basic and diluted shares outstanding for the period, which were 68,489 and 70,289, respectively, multiplied by the assumed Exchange Ratio of 0.08431.



    If the Transaction is consummated with TMP Common Stock valued at $25.00 per share, the minimum share price provided for in the Agreement, basic and diluted weighted shares outstanding would have been 35,024 and 35,721 shares, respectively, and basic and diluted net income per Common and Class B Common share would have been $0.44 and $0.43, respectively.



    If the Transaction is consummated with TMP Common Stock valued at $40.00 per share, the maximum share price provided for in the Agreement, basic and diluted weighted shares outstanding would have been 32,099 and 32,719 shares, respectively, and basic and diluted net income per Common and Class B Common share would have been $0.48 and $0.47, respectively.

                               TMP WORLDWIDE INC.



              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS



                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996



                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)



                                                                       TMP         MORGAN & BANKS    PRO FORMA
                                                                  WORLDWIDE INC.      LIMITED        COMBINED
                                                                  --------------  ----------------  -----------
Revenue:
  Commissions and fees..........................................   $    223,319     $     61,084     $ 284,403
  Temporary contracting.........................................        --               113,299       113,299
                                                                  --------------        --------    -----------
      Total revenue.............................................        223,319          174,383       397,702
                                                                  --------------        --------    -----------
Operating expenses:
  Salaries and related costs....................................        122,964           45,507       168,471
  Temporary contracting costs...................................             --           93,585        93,585
  Office and general............................................         74,252           21,944        96,196
  Amortization of intangibles...................................          4,440              292         4,732
  Special compensation..........................................         52,019          --             52,019
                                                                  --------------        --------    -----------
      Total operating expenses..................................        253,675          161,328       415,003
                                                                  --------------        --------    -----------
Operating income (loss).........................................        (30,356)          13,055       (17,301)
Interest expense, net...........................................        (14,216)             (27)      (14,243)
Other income (expense), net.....................................           (755)             141          (614)
                                                                  --------------        --------    -----------
Income (loss) before provision for income taxes, minority
  interests and equity in earnings of affiliates................        (45,327)          13,169       (32,158)
Provision for income taxes......................................          4,125            4,812         8,937
Minority interests..............................................            434              583         1,017
Equity in earnings of affiliates................................            114          --                114
                                                                  --------------        --------    -----------
Net income (loss)...............................................        (49,772)           7,774       (41,998)
Preferred stock dividends.......................................           (210)         --               (210)
                                                                  --------------        --------    -----------
Net income (loss) applicable to common and Class B common
  stockholders..................................................   $    (49,982)    $      7,774     $ (42,208)
                                                                  --------------        --------    -----------
                                                                  --------------        --------    -----------
Net (loss) per common and Class B common share:
  Basic.........................................................   $      (2.24)                     $   (1.51)
  Diluted.......................................................   $      (2.24)                     $   (1.51)
Weighted average shares outstanding:
  Basic.........................................................         22,280                         27,985(a)
  Diluted.......................................................         22,280                         27,985(a)


------------------------


(a) Gives effect to the additional shares and options expected to be issued in connection with the Transaction, including M&B's weighted average basic and diluted shares outstanding for the period, which were 67,664 and 69,895, respectively, multiplied by the assumed Exchange Ratio of 0.08431.



    If the Transaction is consummated with TMP Common Stock valued at $25.00 per share, the minimum share price provided for in the Agreement, basic and diluted weighted shares outstanding would have been 29,986 and 29,986 shares, respectively, and basic and diluted net income per Common and Class B Common share would have been $(1.41) and $(1.41), respectively.



    If the Transaction is consummated with TMP Common Stock valued at $40.00 per share, the maximum share price provided for in the Agreement, basic and diluted weighted shares outstanding would have been 27,096 and 27,096 shares, respectively and basic and diluted net income per Common and Class B Common share would have been $(1.56) and $(1.56), respectively.

                               TMP WORLDWIDE INC.



              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS



                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995



                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)



                                                                       TMP         MORGAN & BANKS    PRO FORMA
                                                                  WORLDWIDE INC.      LIMITED        COMBINED
                                                                  --------------  ----------------  -----------
Revenue:
  Commissions and fees..........................................   $    183,674     $     44,881     $ 228,555
  Temporary contracting.........................................        --                61,768        61,768
                                                                  --------------        --------    -----------
      Total revenue.............................................        183,674          106,649       290,323
                                                                  --------------        --------    -----------
Operating expenses:
  Salaries and related costs....................................        100,162           31,701       131,863
  Temporary contracting costs...................................        --                49,503        49,503
  Office and general............................................         57,310           17,032        74,342
  Amortization of intangibles...................................          3,237              118         3,355
                                                                  --------------        --------    -----------
      Total operating expenses..................................        160,709           98,354       259,063
                                                                  --------------        --------    -----------
Operating income................................................         22,965            8,295        31,260
Interest income (expense), net..................................        (10,654)              77       (10,577)
Other income (expense), net.....................................         (1,057)             123          (934)
                                                                  --------------        --------    -----------
Income before provision for income taxes, minority interests and
  equity in losses of affiliates................................         11,254            8,495        19,749
Provision for income taxes......................................          5,100            3,136         8,236
Minority interests..............................................            435              326           761
Equity in losses of affiliates..................................           (279)         --               (279)
                                                                  --------------        --------    -----------
Net income......................................................          5,440            5,033        10,473
Preferred stock dividends.......................................           (210)         --               (210)
                                                                  --------------        --------    -----------
Net income applicable to common and Class B common
  stockholders..................................................   $      5,230     $      5,033     $  10,263
                                                                  --------------        --------    -----------
                                                                  --------------        --------    -----------
Net income per common and Class B common share:
  Basic.........................................................   $       0.24                      $    0.37(a)
  Diluted.......................................................   $       0.23                      $    0.36(a)
Weighted average shares outstanding:
  Basic.........................................................         22,045                         27,670(a)
  Diluted.......................................................         22,497                         28,158(a)


------------------------


(a) Gives effect to the additional shares and options expected to be issued in connection with the Transaction including M&B's weighted average basic and diluted shares outstanding for the period, which were 66,718 and 67,152, respectively, multiplied by the assumed Exchange Ratio of 0.08431.



    If the Transaction is consummated with TMP Common Stock valued at $25.00 per share, the minimum share price provided for in the Agreement, basic and diluted weighted shares outstanding would have been 29,643 and 30,145 shares, respectively, and basic and diluted net income per Common and Class B Common share would have been $0.35 and $0.34, respectively.



    If the Transaction is consummated with TMP Common Stock valued at $40.00 per share, the maximum share price provided for in the Agreement, basic and diluted weighted shares outstanding would have been 26,794 and 27,277 shares, respectively, and basic and diluted net income per Common and Class B Common share would have been $0.38 and $0.38, respectively.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

    TMP has never declared or paid any cash dividends on its Common Stock. The Company currently anticipates that all future earnings will be retained by the Company to support its growth strategy. Accordingly, TMP does not anticipate paying cash dividends on the Common Stock for the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company, contractual restrictions and general business conditions. The Company's financing agreement prohibits the payment of dividends on Common Stock.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock is quoted on the Nasdaq National Market under the symbol "TMPW." The Common Stock was initially offered to the public on December 12, 1996 at $14.00 per share. The following table sets forth for the periods indicated the high and low reported sale prices per share for the Common Stock as reported by the Nasdaq National Market.


YEAR ENDING DECEMBER 31, 1999                                                  HIGH        LOW
---------------------------------------------------------------------------  ---------  ---------
First Quarter (through January 8, 1999)....................................  $   50.00  $   38.75



YEAR ENDED DECEMBER 31, 1998                                                   HIGH        LOW
---------------------------------------------------------------------------  ---------  ---------
First Quarter..............................................................  $   32.62  $   21.62
Second Quarter.............................................................  $   34.88  $   24.75
Third Quarter..............................................................  $   39.19  $   27.88
Fourth Quarter.............................................................  $   42.00  $   20.50
                                                                             ---------  ---------


YEAR ENDED DECEMBER 31, 1997                                                   HIGH        LOW
---------------------------------------------------------------------------  ---------  ---------
First Quarter..............................................................  $   22.00  $   12.88
Second Quarter.............................................................  $   24.25  $   17.00
Third Quarter..............................................................  $   25.62  $   19.00
Fourth Quarter.............................................................  $   28.75  $   15.00


    The number of stockholders of record of Common Stock on January 8, 1999 was approximately 380. On January 8, 1999, the last reported sale price of the Common Stock as reported by the Nasdaq National Market was $41.00.

                              SELLING STOCKHOLDERS


    The following table sets forth information as of December 31, 1998, except as otherwise noted, with respect to the number of shares of Common Stock beneficially owned by each of the Selling Stockholders. All of the shares offered hereby were acquired by the Selling Stockholders from the Company pursuant to the acquisition of Johnson, Smith & Knisely, Inc. and TASA. Except for Gary Knisely, who currently owns 2.7% of the Common Stock and who will own 2.2% of the Common Stock after his sale of 150,000 shares of Common Stock hereby, no other Selling Stockholder owns more than one percent of the outstanding Common Stock.



                                                            NUMBER OF SHARES                    NUMBER OF SHARES
                                                            OF COMMON STOCK   NUMBER OF SHARES  OF COMMON STOCK
                                                              BENEFICIALLY    OF COMMON STOCK     BENEFICIALLY
                                                             OWNED PRIOR TO      REGISTERED       OWNED AFTER
SELLING STOCKHOLDER                                             OFFERING           HEREIN         OFFERING(1)
----------------------------------------------------------  ----------------  ----------------  ----------------
Gary Knisely..............................................        771,353           150,000           621,353
Pierre Aussure............................................         44,839            44,839                 0
Gerhard Bartels...........................................         51,244            51,244                 0
David Kenneth Bray........................................          6,405             6,405                 0
The TASA Ltd. Self Administered Pension Plan
  F/B/O David Kenneth Bray................................         35,230            35,230                 0
Charles Marie Brusselmans.................................          9,608             9,608                 0
Neil Campbell Callie......................................         12,811            12,811                 0
Remtor Nominees Pty. Ltd.
  F/B/O Trevor Morton Clark...............................          3,202             3,202                 0
Jo Carol Conover..........................................          9,608             9,608                 0
Manuel Gutierrez Cortines.................................         64,056            64,056                 0
Edgar S.K. Dammroff.......................................         32,028            32,028                 0
Victor Carlos Dana........................................         48,042            48,042                 0
The TASA Ltd. Self Administered Pension Plan
  F/B/O Fiona Mary Hilton Darby...........................         38,433            38,433                 0
The DeKesel Family 1998 Trust.............................         51,244            51,244                 0
James P. Demchak..........................................         41,636            41,636                 0
Trevor M. Dunn............................................          6,405             6,405                 0
Luis Escudero Ygartua.....................................         32,028            32,028                 0
Joaquim Espriu Malagelada.................................         54,447            54,447                 0
Juan Manuel Farias Gutierrez..............................         25,622            25,622                 0
The TASA Ltd. Self Administered Pension Plan
  F/B/O Patrick John Michael Fearon.......................         41,636            41,636                 0
Richard L. Fleming........................................          3,202             3,202                 0
Michael Franzino..........................................         44,839            44,839                 0
Vito Gioia................................................         54,447            54,447                 0
Duane R. Goar.............................................         41,636            41,636                 0
Frans Jacob Gosses........................................          6,405             6,405                 0
Christian A.F. Groh.......................................          9,608             9,608                 0
Luminoz Staff Superannuation Fund
  F/B/O R. Neil Hatherly..................................          9,608             9,608                 0
RJ & SG Ingersoll Superannuation Fund
  F/B/O Russel J. Ingersoll...............................         19,216            19,216                 0

                                                            NUMBER OF SHARES                    NUMBER OF SHARES
                                                            OF COMMON STOCK   NUMBER OF SHARES  OF COMMON STOCK
                                                              BENEFICIALLY    OF COMMON STOCK     BENEFICIALLY
                                                             OWNED PRIOR TO      REGISTERED       OWNED AFTER
SELLING STOCKHOLDER                                             OFFERING           HEREIN         OFFERING(1)
----------------------------------------------------------  ----------------  ----------------  ----------------
Phoenix Holdings Pty. Ltd.
  F/B/O Russel J. Ingersoll...............................         16,014            16,014                 0
Klaus Jacobs..............................................         64,056            64,056                 0
Thomas R. Keller..........................................         41,636            41,636                 0
Dag Einhard Kremer-Nehring................................          9,608             9,608                 0
Michel LeGuillou..........................................          6,405             6,405                 0
Harvey D. Letcher.........................................         16,014            16,014                 0
Claudia K. Liebesny.......................................         12,811            12,811                 0
David H. W. Lowry.........................................         35,230            35,230                 0
Peter Magnet..............................................         64,056            64,056                 0
Bernhard Mahlo............................................          9,608             9,608                 0
Warren L. McGregor........................................         32,028            32,028                 0
John McLaughlin...........................................         70,461            70,461                 0
Massimo Misticoni.........................................         16,014            16,014                 0
Maria Elena Quijada Cordero...............................          6,405             6,405                 0
Terteducon Pty. Ltd.
  F/B/O Gregor A. Ramsey..................................          6,405             6,405                 0
Reinhard Fritz Rijke......................................         76,867            76,867                 0
Herbert Schmaderer........................................         32,028            32,028                 0
The TASA Self Administered Pension Plan
  F/B/O Andrew R.F. Simpson...............................         41,636            41,636                 0
Michael T.D. Squires......................................         64,056            64,056                 0
Yarramay Pty Ltd..........................................         51,244            51,244                 0
Hans Uher.................................................         32,028            32,028                 0
Van Es Superannuation Fund................................         12,811            12,811                 0
Strathwood Unit Trust
  F/B/O Alan R. Van Es....................................         19,216            19,216                 0
Victoriano Vila Vilar.....................................         12,811            12,811                 0
Robert Bruce Whaley.......................................          9,608             9,608                 0
Jeffrey C. Wierichs.......................................          6,405             6,405                 0
Gabriele D.E. Willner-Lange...............................         57,650            57,650                 0
Andrea M. Wine............................................         57,650            57,650                 0
J. Herbert Wise...........................................         16,014            16,014                 0
Heinz Henning Witt........................................          9,608             9,608                 0


------------------------


(1) Assumes that all shares offered by each Selling Stockholder are sold in this offering.


                              PLAN OF DISTRIBUTION

    The Company is registering the shares of Common Stock offered hereby on behalf of the Selling Stockholders. All expenses of the registration of the shares offered hereby are to be borne by the Company, except that the Selling Stockholders will pay underwriting discounts, selling commissions, and fees and expenses, if any, of counsel or other advisers to the Selling Stockholders.

    The distribution of the shares of Common Stock by the Selling Stockholders (or their respective donees and pledgees) may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market (including the Nasdaq National Market) or any exchange on which the Common Stock may then be listed, in negotiated transactions, through the writing of options on shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders (or their respective donees and pledgees) may effect such transactions by selling shares to or through broker-dealers, and such broker-dealer may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or purchasers of shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Stockholders (or their respective donees and pledgees) may also sell such shares of Common Stock pursuant to Rule 144 promulgated under the Securities Act, or may pledge shares as collateral for margin accounts and such shares could be resold pursuant to the terms of such accounts. The Selling Stockholders and any broker-dealers that act in connection with the sale of the Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the shares of Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

    Because the Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of the shares, such Selling Stockholders, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act, which Regulation prohibits, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M under the Exchange Act prohibits, with certain exceptions, any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

    The Selling Stockholders have agreed with the Company not to effect any sale or distribution of Common Stock during any period that is designated by TMP as "restricted" under TMP's normal policies governing sales of Common Stock by its directors, officers and employees. The TASA Stockholders have agreed with the Company not to effect any sale or distribution of Common Stock until after financial results covering at least thirty (30) days of combined operations of TMP and TASA Holding AG after August 31, 1998 are published, and otherwise during any period of time or in a manner which would call into question the accounting treatment of TMP's acquisition of TASA Holding AG as a "pooling-of-interests."

    In order to comply with certain state securities laws, if applicable, the Common Stock will not be sold in a particular state unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

                                 LEGAL MATTERS

    Legal matters relating to the Common Stock have been passed upon for the Company by Fulbright & Jaworski L.L.P., New York, New York 10103.

                                    EXPERTS


    The consolidated financial statements and schedule included in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1997 and the Company's Information Statement on Schedule 14C, dated January 6. 1999, which are incorporated by reference in this Prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants, and the consolidated financial statements of Neville Jeffress Australia Pty Limited and subsidiaries incorporated by reference in this Prospectus have been audited by BDO Nelson Parkhill, independent auditors, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing. The audited consolidated financial statements of M&B incorporated by reference in this Prospectus and Registration Statement have been audited by Pannell Kerr Forster, independent chartered accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.



    The consolidated financial statements of Austin Knight Limited and its Subsidiaries incorporated by reference in this Prospectus have been audited by KPMG, independent chartered accountants, to the extent and for the periods set forth in their report incorporated by reference herein and are included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting accounts and commissions) are estimated to be as follows:

SEC Registration Fee...........................................  $16,401.26
Accountants' Fees and Expenses.................................   75,000.00
Legal Fees and Expenses........................................   20,000.00
Miscellaneous..................................................    3,598.74
                                                                 ----------
Total..........................................................  $115,000.00
                                                                 ----------
                                                                 ----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. Article VI of the By-Laws of the Registrant contains provision for the indemnification of directors, officers and employees within the limitations permitted by Section 145. In addition, the Company has entered into Indemnity Agreements with its directors and officers which provide the maximum indemnification allowed by Section 145. The Company's officers and directors are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 16. EXHIBITS


 2.1       Scheme Implementation Agreement by and between Morgan & Banks Limited and TMP
           Worldwide Inc. dated August 17, 1998.*

 5.1       Opinion of Fulbright & Jaworski L.L.P. regarding legality.*

10.1       Agreement dated as of August 31, 1998, by and among TMP Worldwide Inc., TASA Holding
           A.G. and the Shareholders named therein.*

23.1       (a) Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).*

           (b) Consent of BDO Seidman, LLP

           (c) Consent of BDO Nelson Parkhill

           (d) Consent of Pannell Kerr Forster

           (e) Consent of KPMG

24         Power of Attorney (on signature page).*

99.1       The Company's Management's Discussion and Analysis of Results of Operations and
           Financial Condition (page 62-74 of the Company's Schedule 14C, file no. 0-21571) and
           Financial Statements (pages F-11-F-113 of the Schedule 14C)


------------------------

*   Previously filed.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 12, 1999.


                                TMP WORLDWIDE INC.

                                By:            /s/ ANDREW J. MCKELVEY
                                     -----------------------------------------
                                                 Andrew J. McKelvey
                                                  CHAIRMAN AND CEO

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

    /s/ ANDREW J. MCKELVEY      Chairman, CEO and Director
------------------------------    (PRINCIPAL EXECUTIVE       January 12, 1999
      Andrew J. McKelvey          OFFICER)

              *
------------------------------  Vice Chairman (PRINCIPAL     January 12, 1999
      Thomas G. Collison          FINANCIAL OFFICER)

     /s/ JAMES J. TREACY        Executive Vice President,
------------------------------    Chief Operating Officer    January 12, 1999
       James J. Treacy            and Director

              *                 Chief Financial Officer
------------------------------    (PRINCIPAL ACCOUNTING      January 12, 1999
        Roxane Previty            OFFICER)

              *
------------------------------  Director                     January 12, 1999
      (George R. Eisele)

              *
------------------------------  Director                     January 12, 1999
      (John R. Gaulding)

              *
------------------------------  Director                     January 12, 1999
      (Michael Kaufman)

              *
------------------------------  Director                     January 12, 1999
         (John Swann)


*By:   /s/ ANDREW J. MCKELVEY
      -------------------------
          ATTORNEY-IN-FACT